FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2002

LUND VENTURES LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Interim Financial Statements for the Period Ended September 30, 2002,

*

Notice of Annual and Special Meeting and Related Material, Mailed November 6, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.

(Registrant)

Date:

December 3, 2002

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND VENTURES LTD.

Suite 2000, Guinness Tower

Phone:  (604)-331-8772

1055 West Hastings Street

Fax:      (604) 331-8773

Vancouver,  B.C.  V6E 2E9

December 3, 2002

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Ventures Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Ventures Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND VENTURES LTD.

"James G. Stewart"

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Lund Ventures Ltd.	September 30, 2002	2002/11/27
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address n/a
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature "Chet Idziszek"	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2002/11/27
Director’s Signature "James G. Stewart"	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2002/11/27

LUND VENTURES LTD.

FINANCIAL STATEMENTS

Three Months Ended September 30, 2002

(Unaudited – Prepared by Management)

LUND VENTURES LTD.

(An exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	September 30, 2002	June 30, 2002

ASSETS

Current Assets:
Cash and cash equivalents	$ 6,223	$ 6,875
Accounts receivable	1,021	765
Prepaid expenses	38,142	51,000
	45,386	58,640

Resource property	7,500	7,500

Fixed assets	18,281	19,387

	$ 71,167	$ 85,527

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$ 14,666	$ 10,936

Shareholders’ Equity:
Capital stock
Authorized
200,000,000 common shares without par value
Issued
5,630,280 common shares	7,494,876	7,494,876
Contributed surplus	29,000	29,000

Deficit	(7,467,375)	(7,449,285)
	56,501	74,591

	$ 71,167	$ 85,527

Going Concern (note 1)

Nature of Operations (note 2)

Approved by the Board

        "Chet Idziszek"                 Director                                                "James G. Stewart"            Director

LUND VENTURES LTD.

(An exploration stage company)

Statements of Loss and Deficit

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2002	2001

Expenses:
Audit and accounting	$ 3,500	$ -
Depreciation	1,106	1,452
Interest and bank charges	53	82
Legal fees	-	7,792
Office	-	2,404
Rent	12,857	7,822
Shareholder information	-	250
Transfer fees	826	703
Travel and promotion	-	5,340
Wages	-	4,625
	18,342	30,470

Other:
Interest income	23	650
Foreign exchange gain	229	2,245
	252	2,895

Loss for the period	(18,090)	(27,575)

Deficit - Beginning of period	$ (7,449,285)	$ (7,391,457)

Deficit - End of period	$ (7,467,375)	$ (7,419,032)

Loss per share	$ 0.00	$ 0.00

LUND VENTURES LTD.

(An exploration stage company)

Statements of Cash Flows

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2002	2001

Cash flows from operating activities:
Loss for the period	$ (18,090)	$ (27,575)
Item not affecting cash
Depreciation	1,106	1,452
Foreign Exchange	(229)	(2,245)

Change in non-cash working capital items:
Prepaid expenses and deposits	12,858	-
Accounts receivable	(256)	145
Accounts payable and accrued liabilities	3,730	(17,970)
	(881)	(46,193)

Foreign exchange gain on cash held in foreign currency	229	2,245

Decrease in cash and cash equivalents	(652)	(43,948)

Cash and cash equivalents - Beginning of period	6,875	110,888

Cash and cash equivalents - End of period	$ 6,223	$ 66,940

1.

Going Concern

The consolidated financial statements of Lund Ventures Ltd. (“the Company”) are prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business.  These financial statements do not contain the adjustments that would be necessary should the Company be unable to continue as a going concern.

As at September 30, 2002, the Company has working capital of $30,720.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funding by way of private placement to meet its general and administrative expenditures and exploration costs on its oil and gas properties.

2.

Nature of Operations

The Company is now in the business of exploring resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage; consequently, the Company considers itself to be an exploration stage company.  The recoverability of the Company’s investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, and future profitable commercial production or proceeds from the disposition thereof.

3.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

4.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

5.

Resource Property

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement whereby it can acquire a 25% working interest in an oil and gas prospect in southwest Manitoba known as the Elkhorn Prospect.  To acquire the 25% working interest, the Company must pay $15,000 of which $7,500 has been paid and the balance of $7,500 is to be paid upon the Company’s completion of a private placement to raise not less than $100,000.  To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration and development of the prospect.

6.

Capital Stock

The Company’s authorized share capital consists of 200,000,000 common shares without par value.

	Number of Shares	Amount

Balance, June 30, 2002 and September 30, 2002	5,630,280	$ 7,494,876

7.

Segmented Information

The Company is in the business of exploring resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage, consequently, the Company considers itself to be an exploration stage company.

The Company’s fixed assets and resource property are all located in Canada.

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND VENTURES LTD.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 5

RELATED PARTY TRANSACTIONS

The following amount were paid to a Company with directors in common:

Rent	$12,857

The following amount is held by companies with directors in common:

Prepaid rent and deposit	$38,142

SECURITIES  ISSUED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

No shares were issued during the three months ended September 30, 2002.

OPTIONS GRANTED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2002

No options were granted during the three months ended September 30, 2002.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	5,630,280	$7,494,876

LUND VENTURES LTD.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	34,000	$0.75	December 17, 2002
Options	129,666	$0.75	March 11, 2003
Options	21,000	$0.75	October 21, 2003
Options	40,000	$0.75	November 3, 2003
Options	7,000	$0.75	February 15, 2004
Options	40,000	$1.90	June 1, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

SEPTEMBER 30, 2002

Number of Shares
Escrow	Nil

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 27, 2002

DR. ABDULLAH BASODAN

DOUGLAS BROWN

JEFFREY COCKS

CHET IDZISZEK - PRESIDENT

DAVID MALLO – VICE PRESIDENT, EXPLORATION

JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND VENTURES LTD.

(the “Company”)

MANAGEMENT'S DISCUSSION FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2002

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.  The Company does not currently have any producing properties and its operations on the Elkhorn Prospect constitute an exploratory search for hydrocarbons.

OPERATIONS AND FINANCIAL CONDITION

At September 30, 2002, the Company had total assets of $71,167 as compared with $85,527 at June 30, 2002.  This decrease is due to general and administrative expenses incurred during the period.  At September 30, 2002, the Company had working capital of $30,720, down from working capital of $47,704 at June 30, 2002.   The Company's largest expenditure in the three month period ended September 30, 2002 was general and administrative expenses of $18,342.  During the three month period ended September 30, 2001, the Company’s largest cash outflow was general and administrative expenses of $30,470.

Expenses for the three month period ended September 30, 2002 were $18,342, down from $30,470 for the three month period ended September 30, 2001 due principally to the reduced business activity of the Company.  The largest expense item for the three month period ended September 30, 2002 was rent of $12,857.

During the three month period ended September 30, 2002, the Company the Company paid a total of $12,857 to parties not at arm’s length to the Company.  These payments were comprised of rent of $12,857 paid to a company with directors in common.  In addition, the Company’s current assets include a prepaid rent expense and security deposit of $38,142 which is held in trust by companies with directors in common.

The net loss for the three month period ended September 30, 2002 was $18,090 or $0.00 per share as compared with a net loss for the three month period ended September 30, 2001 of $27,575, or $0.00 per share.

CAPITAL STOCK

During the period, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to explore its Elkhorn Property.  Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the Company’s exploration of the Elkhorn Property.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

LUND VENTURES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

REPORT TO SHAREHOLDERS

During the last fiscal year, your Company continued with its plan of reactivation in order to have its current “inactive” designation removed by the TSX Venture Exchange.

The Company’s reactivation plan is being undertaken in three stages.  The first stage of reactivation plan, which the Company completed in May 2001, was the consolidation of its share capital on a one for five basis.  The second stage was the acquisition of a resource property of merit, namely an oil and gas prospect covering 640 acres in southwest Manitoba known as the Elkhorn Prospect.  The third stage is the completion of a private placement to fund the acquisition of the Elkhorn Prospect and to provide the Company with sufficient working capital.  In mid-October, the Company announced that it has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000.  Each unit will consist of one common share of the Company and one warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share for a period of one year.  This placement is expected to close prior to November 15, 2002.

Once the reactivation plan has been completed and the Company’s inactive designation has been removed by the TSX Venture Exchange, the Company hopes to carry out an offering of “flow-through” shares in order to raise additional funds for its Elkhorn Prospect.  The Company will also continue to seek to acquire additional resource properties of merit in order to build shareholder value.

On behalf of the Board of Directors, I would like to take this opportunity to thank all of the Company’s shareholders for their continued support and I look forward to the year ahead.

BY ORDER OF THE BOARD OF DIRECTORS OF

LUND VENTURES LTD.

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

LUND VENTURES LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special and annual general meeting of the members of LUND VENTURES LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on December 10, 2002, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.         To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2002.

2.         To fix the number of directors at six (6).

3.         To elect directors for the ensuing year.

4.         To appoint the auditor for the ensuing year.

5.         To authorize the directors to fix the remuneration to be paid to the auditor.

6.         To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.

7.        To grant the directors discretion to enter into future financing arrangements, as more particularly set out in the information circular.

8.      To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 31st day of October, 2002.

BY ORDER OF THE BOARD

“Chet Idziszek”

Chet Idziszek, President

LUND VENTURES LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at October 31, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  LUND VENTURES LTD. (the "Company") for use at the special and annual general meeting of the Company to be held on December 10, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value, of which 5,630,280 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on October 31, 2002 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares. Unless stated otherwise all matters presented to the meeting require approval by a simple majority of the votes cast at the meeting. A Special Resolution requires a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek	630,100	11.2%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Abdullah M. Basodan Jeddah, Saudi Arabia Director of the Company	Economist; formerly President of Nimir Petroleum Company, an oil company from 1991 to 2000	August 5, 1998	72,000 shares
J. Douglas Brown (1) Gloucester, England Director of the Company	Managing Director of Monmouth Securities (Switzerland) Limited	July 22, 1998	72,000 shares(3)
Jeffrey Cocks (1) Ladysmith, British Columbia Director of the Company	Private financial consultant since February 1998. Operations Manager of Big Valley Resources Inc. from 1988 to 1998.	June 23, 1999	3,500 shares(4)
Chet Idziszek Vancouver, British Columbia President and Director of the Company	Geologist; President of Adrian Resources Ltd. and Madison Enterprises Corp.	May 26, 1997	630,100 shares

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
David W. Mallo (1) Maple Ridge, British Columbia Director of the Company	Consulting Geologist; Vice-President (Exploration) of Adrian Resources Ltd. from 1993 to 2000	November 8, 1999	5,500 shares
J.G. Stewart Vancouver, British Columbia Chief Financial Officer, Secretary and Director of the Company	Barrister and Solicitor; General Counsel of Adrian Resources Ltd.	January 14, 1998	8,000 shares(5)

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 31, 2002 based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(3)

These shares are held indirectly in the name of Aslan Ltd., a private company controlled by J. Douglas Brown.

(4)

These shares are held indirectly in the name of West Isle Ventures Ltd., a private company controlled by Jeffrey Cocks.

(5)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at June 30, 2002 and the other four most highly compensated executive officers of the Company as at June 30, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Option/ SAR's Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion (3) ($)
Chet Idziszek President and Chief Executive Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil $3,000	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
James G. Stewart Chief Financial Officer and Corporate Secretary	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	$ 9,050 $55,000 $46,625

(1)

Fiscal years ended June 30, 2002, 2001 and 2000.

(2)

Indicates options granted in each of the fiscal periods shown.

(3)

Indicates legal fees paid to Mr. Stewart.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

During the most recently completed financial year, there were no stock options granted or otherwise to each of the Named Executive Officers, directors or officers of the Company.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	54,333	Nil
James G. Stewart	Nil	Nil	20,000	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

(3)

The figure relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on June 30, 2002, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation,  involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, J.G. Stewart received $9,050 for professional services rendered.

The Company did not grant any stock options during the most recently completed financial year to the directors of the Company (excluding the Named Executive Officer).

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Directors did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Abdullah M. Basodan	Nil	Nil	20,000	Nil
J. Douglas Brown	Nil	Nil	20,000	Nil
Jeffrey Cocks	Nil	Nil	40,000	Nil
David Mallo	Nil	Nil	10,000	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing prices on the exercise date for a board lot of common shares  of the Company on the TSX.

(3)

The figure relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX on June 30, 2002 was less than the exercise price of the stock options.

(5)

All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

There is no indebtedness of any director, executive officer, officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing  year at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed on August 1, 2001.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Adoption of Stock Option Plan

At the Special and Annual General Meeting, members will be asked to consider, and if thought fit, to pass an ordinary resolution approving the implementation by the Company of a Stock Option Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting,  retaining and motivating directors, officers, employees and consultants (together “service providers”) of the Company and of its affiliates and to closely align the personal interests of such service providers with the interests of the Company and its shareholders.

Implementation of the Plan, and the exercise of options granted thereunder, will be subject to the approval by the shareholders of the Company and acceptance by the TSX Venture Exchange. The directors may grant options pursuant to the Plan prior to the Annual General Meeting, on the basis that such options will not be exercisable unless and until the Plan has been approved by the TSX Venture Exchange. The terms of the Plan are described below. The directors recommend that the members approve the Plan.

The Plan provides that, subject to the requirements of the TSX Venture Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Plan is 563,028 shares of the Company together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 10% of the number of common shares of the Company issued and outstanding from time to time. If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others.

The Plan will be administered by the Board of Directors of the Company, which will have full and final authority with respect to the granting of all options thereunder.

Options may be granted under the Plan to such service providers of the Company and its affiliates, if any,  as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors, but shall, in no event, be less than the closing market price of the Company’s shares on the TSX Venture Exchange, or such other price as may be agreed to by the Company and approved by the TSX Venture Exchange. Subject to earlier termination and in the event of dismissal for cause, termination other than for cause or in the event of death, all options granted under the Plan will expire not later than the date that is five years from the date that such options are granted and will not be subject to any vesting  provisions in accordance with the terms of the Plan. Options granted under the Plan shall not be transferable or assignable other than by Will or other testamentary instrument or pursuant to the laws of succession.

The Board of Directors consider that the Plan will allow the Company to provide an additional incentive for its directors, officers and service providers, and will be of benefit to the Company and its shareholders in the long term. The ordinary resolution approving the Plan is being submitted to the shareholders in order to satisfy regulatory requirements. In the event the resolution is not passed the Company may not be able to fully implement the Plan.

The proposed ordinary resolution requires a majority of the votes cast by the members present in person or by proxy voting in respect of the resolution excluding votes attaching to shares held by insiders and their associates.

The full text of the Stock Option Plan will be available for review at the Special and Annual General Meeting.

(b)

Future Financings

To carry out its business plan, the Company may need to undertake equity and debt financings. These equity and debt financings may be carried out privately or through one or more brokerage firms. The equity placed might be common shares, warrants, convertible debentures or notes, special warrants or some other form of security, or some combination thereof. The debt could be secured or unsecured, long term or short term and might be convertible into equity. Whatever form of financing is undertaken, it will be subject to the rules and policies of the Exchange.

The policies of Exchange require shareholder approval where the issuance of shares pursuant to a private placement together with listed shares issued on conversion of a warrant or convertible security will result in, or is part of a transaction involving a Change in Control or change in absolute control (>50%) of the Company. A “Change of Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(a)

any one person holds a sufficient number of voting shares of the Company to affect materially the control of the Company, or

(b)

any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the voting shares of the Company to affect materially the control of the Company, and in the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company is deemed to materially affect the control of the Company.

The shareholder approval may be by ordinary resolution at a general meeting.  The regulatory requirements affecting the matters proposed for approval at the Meeting require shareholder approval by “ordinary resolution”. The following is an explanation of what this term means and how it will apply to the voting which will occur at the Meeting. An ordinary resolution is one approved by a simple majority of the votes actually cast. All shareholders are entitled to vote.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 31st day of October, 2002.

BY ORDER OF THE BOARD

“Chet Idziszek” Chet Idziszek, President and Chief Executive Officer	“James G. Stewart” James G. Stewart, Chief Financial Officer and Secretary

Proxy

SPECIAL AND ANNUAL GENERAL MEETING

OF SHAREHOLDERS  OF

LUND VENTURES LTD.

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON TUESDAY, DECEMBER 10, 2002 AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________  (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at six (6)			N/A
4. To elect as Director, Abdullah Basodan		N/A
5. To elect as Director, J. Douglas Brown		N/A
6. To elect as Director, Jeffrey Cocks		N/A
7. To elect as Director, Chet Idziszek		N/A
8. To elect as Director, David Mallo		N/A
9. To elect as Director, James G. Stewart		N/A

10.   To approve an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances as more fully set forth in the information circular accompanying this proxy

N/A
11. To grant the directors discretion to enter into future financing arrangements, as more particularly set out in the information circular accompanying this proxy			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.    This Proxy is solicited by the Management of the Company.

2.    This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.    If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.    A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.    A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.    The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.    If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 683-3694.

RETURN CARD

TO REGISTERED HOLDERS AND

NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-101/Shareholder Communication (the “Policy”):

1.

registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter;

2.

non-registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer’s audited  annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer’s fourth fiscal quarter.

If you wish to be placed on the Company’s supplemental mailing list, please complete and return this form by mail or by fax #(604) 331-8773 to the Company:

LUND VENTURES LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

NAME OF ISSUER:

LUND VENTURES LTD.

NAME OF SHAREHOLDER:

(Please Print)

ADDRESS:

SIGNATURE:

I certify that I am a registered shareholder

SIGNATURE:

I certify that I am a non-registered shareholder

DATED:

Note:

As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.